Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2005	2006	2007	2008	2009	Three months ended March 31, 2010
Ratio of earnings to fixed charges	67.11	65.02	130.45	4.19	2.98	3.30

The following tables set forth our earnings and fixed charges on a historical basis for the periods indicated.

Earnings	2005	2006	2007	2008	2009	Three months ended March 31, 2010
Income from continuing operations before income taxes	$4,135,455	$5,392,505	$15,652,570	$26,726,376	$26,275,689	$7,538,533
Fixed Charges	62,553	84,233	120,913	8,169,340	12,446,006	3,288,915
Amortization of capitalized interest	-	-	-	1,418	30,685	20,671
Interest cost capitalized	-	-	-	(651,095)	(1,720,831)	-
Earnings	$4,198,008	$5,476,738	$15,773,483	$34,246,039	$37,031,549	$10,848,119

Fixed Charges	2005	2006	2007	2008	2009	Three months ended March 31, 2010
Contractual coupon interest on convertible notes	$-	$-	$-	$3,963,167	$5,447,649	$1,350,405
Amortization of debt issuance costs	-	-	-	3,282,469	5,690,927	1,609,587
Amortization of debt discount discount	-	-	-	861,877	1,217,755	301,523
Other interest	-	-	-	-	26,752	4,401
Estimate of the interest within rental expense	62,553	84,233	120,913	61,827	62,923	22,999
Fixed charges	$62,553	$84,233	$120,913	$8,169,340	$12,446,006	$3,288,915